NORTH AMERICAN NICKEL INC.

Condensed Interim Financial Statements

Nine Months Ended September 30, 2012

(Expressed in Canadian Dollars)

Notice to Reader of the Unaudited Interim Financial Statements
for the nine months ended September 30, 2012

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim financial statements.

The unaudited interim financial statements of North American Nickel Inc. (the “Company”) for the nine month period ended September 30, 2012 (“Financial Statements’) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2011, which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in Canadian dollars, unless otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Financial Position
(Expressed in Canadian Dollars - unaudited))
		September 30,	December 31,
	Notes	2012	2011
ASSETS
Current assets
Cash	4	$508,866	$421,046
Short-term investments	5	1,004,508	800,759
Receivables	6	95,681	133,522
Prepaid expenses and deposits		14,990	7,997

Total current assets		1,624,045	1,363,324

Non-current assets
Property, plant and equipment	7	6,961	9,949
Exploration and evaluation assets	8	7,635,290	4,736,430

Total non-current assets		7,642,251	4,746,379

Total assets		$9,266,296	$6,109,703

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	9, 11	$270,268	$151,814
Total current liabilities		270,268	151,814

Non-current liabilities
Taxes payable		100	—
Deferred income tax liability		1,741	14,281

Total non-current liabilities		1,841	14,281

Total liabilities		272,109	166,095
SHAREHOLDERS’ EQUITY
Share capital — preferred	10	604,724	604,724
Share capital — common	10	21,848,970	18,177,920
Share-based payments reserve	10	2,942,387	2,503,605
Deficit		(16,401,894)	(15,342,641)

Total shareholders’ equity		8,994,187	5,943,608

Total equity		8,994,187	5,943,608

Total liabilities and equity		$9,266,296	$6,109,703

APPROVED BY THE DIRECTORS:
______________________________, Director	______________________________, Director
Rick Mark	Edward Ford

The accompanying notes are integral part of these condensed financial statements

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Comprehensive Loss
(Expressed in Canadian Dollars - unaudited)
For the nine months ended September 30, 2012
		Three Months Ended		Nine Months Ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2012	2011	2012	2011
Expenses
Amortization		$1,004	$563	$2,988	$908
Consulting	11	19,144	16,271	37,186	41,544
Filing fees		8,484	15,713	44,526	62,392
Investor relations		43,867	24,467	165,708	36,671
General and administrative		(572)	16,576	10,987	24,981
Management fees	11	27,000	27,000	81,128	81,000
Marketing and corporate communications		—	3,000	500	3,000
Part X11.6 tax		0	1,449	100	2,153
Professional fees		12,483	21,120	51,172	95,270
Property investigation		—	995	—	4,845
Salaries		15,976	14,219	50,679	36,239
Share-based payments	10	404,340	275,000	445,881	372,750
Travel and accommodation		(0)	3,553	14,452	11,896

Loss before other items		(531,726)	(419,925)	(905,307)	(773,648)
Other items:
Impairment of exploration and evaluation assets	8	(0)	—	(145,345)	—
Foreign exchange loss		(13,719)	—	(21,140)	—

Loss before non-controlling interest		(545,445)	(419,925)	(1,071,793)	(773,648)
Non-controlling interest		—	—	—	—

Loss before income taxes		(545,445)	(419,925)	(1,071,793)	(773,648)
Future income tax recovery (expense)		6,755	45,364	12,540	73,740

Net loss and comprehensive loss for the period		$(538,690)	$(374,561)	$(1,059,253)	$(699,908)

Loss per common share — basic and diluted		$(0.01)	$(0.01)	$(0.02)	$(0.02)

Weighted average number of common shares outstanding
- basic and diluted		76,993,345	52,726,073	66,117,922	43,571,377

The accompanying notes are integral part of these condensed financial statements

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Changes In Equity
(Expressed in Canadian Dollars
- unaudited)
For the nine months ended
September 30, 2012
				Share-based
	Number of shares	Share capital	Preferred Stock	payments reserve	Deficit	Total

Balance at January 1, 2011	35,231,730	$14,705,609	$604,724	$182,500	$(14,258,450)	$1,234,383
Loss for the period	—	—	—	—	(699,908)	(699,908)
Share capital issued private placement	15,545,463	3,089,399	—	—	—	3,089,399
Shares issued to acquire mineral properties	950,000	57,000	—	—	—	57,000
Shares issued for finders fee	200,000	28,000	—	—	—	28,000
Stock options issued	—	—	—	460,250	—	460,250
Warrants exercised	3,005,000	300,500	—	—	—	300,500
Warrants issued	—	—	—	3,276,592	—	3,276,592
Share issue costs	126,000	(113,482)	—	—	—	(113,482)

Balance at September 30, 2011	55,058,193	18,067,026	604,724	3,919,342	(14,958,358)	7,632,734
Loss for the period					(384,283)	(384,283)
Shares issued to acquire mineral properties	—	38,000	—	—	—	38,000
Share capital issued private placement	—	110,603	—	—	—	110,603
Flow-through premium		(90,909)				(90,909)
Stock options issued	—	—	—	11,000	—	11,000
Warrants issued	—	—		(1,463,329)	—	(1,463,329)
Share issue costs	—	53,200		36,592	—	89,792

Balance at December 31, 2011	55,058,193	18,177,920	604,724	2,503,605	(15,342,641)	5,943,608
Loss for the period	—	—	—	—	(1,059,253)	(1,059,253)
Share capital issued private placement	20,000,000	3,400,000	—	—	—	3,400,000
Shares issued to acquire mineral properties	575,000	104,250	—	—	—	104,250
Stock options issued	—	—	—	445,882	—	445,882
Stock options exercised	132,000	20,300	—	(7,100)	—	13,200
Warrants exercised	1,465,000	146,500	—	—	—	146,500

Balance at September 30, 2012	77,230,193	$21,848,970	$604,724	$2,942,387	$(16,401,894)	$8,994,187

The accompanying notes are integral part of these condensed financial statements.

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Cash Flows
(Expressed in Canadian Dollars - unaudited)
For the nine months ended September 30, 2012
	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
OPERATING ACTIVITIES
Net loss for the period	$(538,690)	$(374,561)	$(1,059,253)	$(699,908)
Items not affecting cash
Amortization	1,004	563	2,988	908
Share-based payments	404,340	275,000	445,881	372,750
Future income tax recovery	(6,755)	(45,364)	(12,540)	(73,740)
Impairment of exploration and evaluation assets	—	—	134,543	—

	(140,100)	(144,362)	(488,380)	(399,990)
Changes in non-cash working capital items:
Receivables	(18,084)	(26,648)	37,841	(64,620)
Prepaid expenses	19,254	1,090	(6,993)	(7,906)
Trade payables and accrued liabilities	80,090	220,795	144,644	212,527
Taxes payable	—	1,449	100	2,153
Due to related parties	(35,388)	11,323	(26,189)	(16,188)

Cash used in operating activities	(94,228)	63,647	(338,977)	(274,024)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(1,777,028)	(1,134,180)	(2,929,154)	(1,531,836)
Proceeds from sale of investment	1,598,340	—	(203,749)	—
Purchase of equipment	—	(5,360)	—	(11,860)

Cash used in investing activities	(178,688)	(1,139,540)	(3,132,903)	(1,543,696)

FINANCING ACTIVITIES
Proceeds on issuance of common shares	—	300,500	118,950	3,341,009
Future income tax liability	—	—	—	135,803
Proceeds from exercise of warrants	30,750	—	40,750	—
Cash from financing activities	—	—	3,400,000	—

Cash used in financing activities	30,750	300,500	3,559,700	3,476,812

Total increase (decrease) in cash during the period	(242,166)	(775,393)	87,820	1,659,092
Cash at beginning of period	751,032	3,093,712	421,046	659,227
Cash at end of period	$508,866	$2,318,319	$508,866	$2,318,319

Cash paid for:
Interest	$—	$—	$—	$—

Income taxes	$—	$—	$—	$—

Supplemental cash flow information — (Note 14)

The accompanying notes are integral part of these condensed financial statements.1. NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (formerly Widescope Resources Inc.) (the “Company”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The head office, principal address and records office of the Company are located at Suite 301 – 260 West Esplanade, North Vancouver, British Columbia, Canada, V7M 3G7.

The Company’s principal business activity is the exploration and development of mineral properties in Canada and Greenland. The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

On April 7, 2010, and effective May 31, 2010, the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) whereby it agreed to sell its 65.42% interest in Outback Capital Inc. dba Pinefalls Gold (“PFG”), a private Alberta exploration company. On April 19, 2010, the Company changed its name from Widescope Resources Inc. to North American Nickel Inc., consolidated its common share capital on a 1:2 basis, whereby each two old shares were exchanged for one new share, and increased its authorized capital from 100,000,000 common             shares without par value to an unlimited number of common shares without par value (Note 10). All references to common shares, stock options, warrants and weighted average number of shares outstanding in these consolidated financial statements retroactively reflect the share consolidation.

These condensed interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The exploration and evaluation properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The condensed interim financial statements were authorized for issue on November 28, 2012 by the Board of Directors of the Company

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Statement of compliance and conversion to International Financial Reporting Standards

The condensed financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) applicable to the preparation of financial statements, including IAS 34.

Basis of preparation
These condensed interim financial statements have been prepared on an accrual basis and are based on historical costs, modified where applicable. The financial statements are presented in Canadian dollars, unless otherwise noted, which is the Company’s functional currency.

Estimates, assumptions and measurement uncertainty
The preparation of the Company’s condensed interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Areas requiring significant use of estimates by management relate to going concern assessments, determining the carrying value , allocation of costs and or impairment of exploration and evaluation assets, determining the fair values of marketable securities and stock-based payments, asset retirement obligations, financial instruments and tax rates used to calculate deferred income tax balances.

Foreign currency translation
Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive income in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Exploration and evaluation assets

Exploration and evaluation assets include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are initially capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Exploration and evaluation assets (cont’d)
Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts, events and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

The Company may occasionally enter into farm-out arrangements, whereby it will transfer part of the interest, as consideration, for an agreement by the farmee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess consideration accounted for in profit.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the statement of comprehensive loss/income

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Impairment of assets
Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets, including exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Financial instruments (cont’d)

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether impairment has arisen.

Loss per share
Basic loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings / loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted. If the calculation results in an anit-dilutive effect then only basic income or loss per share is presented.

Income taxes
Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it arises in a business combination, or from items recognized directly in equity or other comprehensive loss/income.

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax is provided using the balance sheet method of temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, only if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Share-based payments
Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss/income over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss/income over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss/income over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss/income, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods and services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share based payments are reflected in contributed surplus, until exercised. Upon exercise shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Share capital
Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, preferred shares, share warrants and flow-through shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Proceeds received on the issuance of units, consisting of common shares and warrants are allocated to share capital.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Flow-through shares

The Company will from time to time, issue flow-through common shares to finance a portion of its Canadian exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is offset from the flow-through proceeds and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

Property, plant and equipment
Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a significant replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive income during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to charge the cost, less residual value, of the assets to their residual values over their estimated useful lives. The depreciation and amortization rates applicable to each category of property, plant and equipment are as follows:

Class of property, plant and equipment            Depreciation rate

Exploration equipment 20%

Computer software 50%

3.	ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

IAS 1 – Presentation of Financial Statements

IAS 1 – Presentation of Financial Statements requires an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition, as of January 1, 2012. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The Company does not expect a material impact as a result of the amendment.

3.	ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE (cont’d)

IFRS 9 — Financial Instruments
This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment: however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. This new standard is effective for annual periods beginning on or after January 1, 2015.

IFRS 10 — Consolidated Financial Statements
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 — Joint Arrangements
IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12 — Disclosure of Interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 — Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosure.

Amendments to other standards
In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for

3. ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE (cont’d)

Amendments to other standards (cont’d)
subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 9 to 13 and the amendments to other standards, is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not assessed the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

4.	CASH

Cash at banks and on hand earns interest at floating rates based on daily bank deposit rate.

5.	SHORT-TERM INVESTMENT

Short-term investment is comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with a term to maturity greater than ninety days, but not more than one year, that is readily convertible to a contracted amount of cash. The investment is carried at the lower of cost or market value. The counter-party is a financial institution. At September 30, 2012, the instrument was yielding an annual interest rate of 1.05% (2011 – 1.05%). The fair market value of the Company’s short-term investment approximates its carrying value at the balance sheet dates.

6.	ACCOUNTS RECEIVABLE

	September 30,	December 31,
	2012	2011
Harmonized and government taxes receivable	$95,681	$133,522

7.	PROPERTY, PLANT AND EQUIPMENT

	Exploration				Exploration
	Equipment	Computer Software	Total		Equipment	Computer Software	Total
Cost:				Cost:
At December 31, 2011	$6,500	$5,360	$11,860	At January 1, 2011	$-	$-	$—
Additions	-	-	-	Additions	6,500	5,360	11,860

At September 30, 2012	$6,500	$5,360	$11,860	At December 31, 2011	$6,500	$5,360	$11,860

Amortization:				Amortization:
At December 31, 2011	$1,001	$910	$1,911	At January 1, 2011	$-	$-	$—
Charge for the period	976	2,012	2,988	Charge for the period	1,001	910	1,911

At September 30, 2012	$ 1,977	$2,922	$4,899	At December 31, 2011	1,001	910	$1,911

Net book value:				Net book value:
At December 31, 2011	5,499	4,450	9,949	At January 1, 2011	-	-	—

At September 30, 2012	$ 4,523	$2,438	$6,961	At December 31, 2011	$ 5,499	$ 4,450	$ 9,949

8. EXPLORATION AND EVALUATION ASSETS

	Canada								Greenland
	Post Creek Property	Halcyon Property		WIC Project	Thompson North	South Bay Property	Cedar Property	Maniitsoq Property	Total
Mineral Properties Acquisition
Balance, December 31, 2011		$104,000	$	78,000	$—	$120,333	$120,333	$120,333	$5,742	$548,742

Acquisition costs — cash		50,000		35,000	20,000	—	—	—	5,755	110,755
Acquisition costs — Shares		54,000		36,000	14,250	—	—	—	—	104,250
Impairment		—		—	—	—	(120,333)	—	—	(120,333)

Balance, September 30, 2012		$208,000	$149,000		$34,250	$120,333	$-	$120,333	$11,497	$643,414

Expenditures (recoveries)
Balance, December 31, 2011		$917,621	$	53,988	$—	$115,844	$11,210	$2,400	3,086,625	$4,187,688
Administration		—		—	195	—	—	—	5,524	5,719
Assay and sampling (recovery)		1,608		—	11,051	—	—	—	1,581	14,241
Automobile costs		70		—	1,210	—	—	—	416	1,696
Claim fees/ Assessment fees		—		—	1,397	32,096	—	—	—	33,493
Consulting services		32,324		7,333	27,088	1,200	2,800	—	210,461	281,207
Drilling expenses (recovery)		—		—	—	—	—	—	835,360	835,360
Equipment and supplies		6,785		6,234	260	—	200	—	25,821	39,300
Equipment rental		—		—	680	—	—	—	1,928	2,608
Licenses and fees		—		—	—	—	—	—	13,664	13,664
Camp costs		108		133	—	—	—	—	633,996	634,238
Shipping and printing costs		358		—	—	—	—	—	10,664	11,022
Survey costs		—		—	38,924	—	—	—	838,875	877,798
Telephone		—		—	98	—	—	—	1,212	1,309
Travel and accomodation		—		—	1,722	—	—	—	65,020	66,742

		41,254		13,701	82,625	33,296	3,000	—	2,644,521	2,818,398
Impairments		—		—	—	—	(14,210)	—	—	(14,210)

		41,254		13,701	82,625	33,296	(11,210)	—	2,644,521	2,804,188

Balance, September 30, 2012		958,876		67,689	82,625	149,140	—	2,400	5,731,146	6,991,876

Total, Balance September 30,
2012		$1,166,876	$216,689		$116,875	$269,473	$-	$122,733	$5,742,643	$7,635,290

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

8.	EXPLORATION AND EVALUATION ASSETS (cont’d)

Post Creek

On December 23, 2009 the Company executed a letter of intent whereby the Company has an option to acquire a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario, and paid a non-refundable deposit of $7,500.

On April 5, 2010 the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property and agreed to the following consideration:

Date	Cash	Shares	Exploration
			requirements
On or before April 5, 2010 (paid and issued)	$12,500	400,000
On or before April 5, 2011 (paid and issued)	$30,000	300,000	$15,000
On or before April 5, 2012 (paid and issued)	$50,000	300,000	$15,000
On or before April 5, 2013	$50,000	-	$15,000

During the period ended September 30, 2012, the Company incurred exploration costs (including capitalized stock-based compensation of $Nil) totalling $41,254 (September 30, 2011 — $471,405) in deferred exploration costs on the Post Creek Property.

The Company’s interest is subject to a 2.5% Net Smelter Royalty (“NSR”), of which 1.5% can be repurchased by the Company for $1,500,000. Commencing August 1, 2013, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR.

Woods Creek

At December 31, 2011, the Company decided not to further pursue the Woods Creek Property and, accordingly, the property was written-off in the prior year.

Halcyon
On April 5, 2010, the Company entered into an option agreement to acquire up to a 100% interest in the Halcyon Property located in Ontario and agreed to the following consideration:

Date	Cash	Shares	Exploration
			requirements
On or before April 5, 2010 (paid and issued)	$15,000	300,000
On or before April 5, 2011 (paid and issued)	$25,000	200,000	$22,000
On or before April 5, 2012 (paid and issued)	$35,000	200,000	$22,000
On or before April 5, 2013	$35,000	-	$22,000

During the period ended September 30, 2012, the Company incurred $13,701 (September 30, 2011 - $40,299) in exploration costs on the Halcyon Property.

The Company’s interest is subject to a 2.5% NSR, of which 1.5% can be repurchased by the Company for $1,500,000. Commencing August 1, 2013, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

8.	EXPLORATION AND EVALUATION ASSETS (cont’d)

Bell Lake

At December 31, 2011, the Company decided not to further pursue the Bell Lake Property and, accordingly, the property was written-off in the prior year.

Wanapitei Intrusive Complex (“WIC”) Project
On April 17, 2012, the Company entered into a property option agreement to earn a 100% interest in a nickel-copper-platinum group element property in the Sudbury area. The Wahnapitae Intrusive Complex property (“WIC Property”) comprises 10 unpatented claims that cover an area measuring 3 km by 2km of the contral portion of the Complex. The Company must make cash payments in the aggregate amount of $120,000 and issue an aggregate of 225,000 common shares to the optionors over the three year term of the Option Agreement. The Company must also fund minimum exploration expenses on the WIC property of $63,000 over the term of the Option Agreement. Upon exercise of the option, the optionors will retain a 2% net smelter royalty (“NSR”) in the WIC Property and the Company will be required to make advance NSR payments of $8,000 per annum, commencing in August 2015. The Company has the right to buy back 50% of the NSR for $1,000,000 at any time prior to the commencement of commercial production on the WIC Property. In order to acquire 100% working interests in the property the Company agreed to the following consideration:

Date	Cash	Shares	Exploration
			requirements
On or before April 30, 2012 (paid and issued)	$20,000	75,000
On or before April 30, 2013	$25,000	75,000	$21,000
On or before April 30, 2014	$35,000	75,000	$21,000
On or before April 30, 2015	$40,000	-	$21,000

During the period ended September 30, 2012, the Company incurred $82,625 (September 30, 2011 - $Nil) in exploration costs on the WIC Project.

Manitoba Nickel Properties
On April 5, 2010, the Company entered into a purchase and sale agreement, with a company with directors in common, to acquire a 100% interest in the Thompson North, South Bay and Cedar Lake properties located in Manitoba, and agreed to consideration of $1,000 cash (paid) and 6,000,000 common shares (issued).The Company’s interest is subject to a 2% NSR, of which 1% can be repurchased by the Company for $1,000,000.

(a)	Thompson North Property

During the period ended September 30, 2012, the Company incurred $33,296 (September 30, 2011 — $115,259) in exploration costs on the Thompson North Property.

(b)	South Bay Property

During the period ended September 30, 2012, the Company incurred $3,000 (September 30, 2011 — $120) in exploration costs on the South Bay Property. The Company has decided to let the claims lapse and have written off the exploration costs of $134,543.

(c)	Cedar Property

During the period ended September 30, 2012, the Company incurred $Nil (September 30, 2011 - $2,000) in exploration costs on the Cedar Property.

Maniitsoq
Effective August 15, 2011, the Company was granted an exploration license by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland.

8.	EXPLORATION AND EVALUATION ASSETS (cont’d)

The Company paid a license fee of DKK 31,400 (CDN $5,174) upon granting of the license. The license is valid for 5 years until December 31, 2015, with December 31, 2011 being the first year.

The Company is obligated to incur minimum exploration costs of DKK 7,213,460 (approximately CDN $1,281,110) (incurred) in the first year. During the period ending June 30, 2012, the BMP confirmed that the Company had completed the first year exploration requirement, which was based on the exploration expenditures incurred by the Company with a general allowance increase of 50%. The Company’s expenditures exceeded the minimum requirement and the Company was granted a credit of DKK 1,275,997 (approximately CDN $226,593) for surplus exploration expenditures, which may be carried forward up to December 31, 2014 as a reduction of future exploration expenditure requirements.

Provided that the licence area is unchanged during 2012 the Company’s minimum required exploration expenditure for the second year is DKK 7,361,890 (approximately CDN $1,307,330). However, if the licence area is reduced during 2012 the required minimum exploration expenditure will decrease by DKK 1,490 for every square kilometre relinquished. The required minimum exploration expenditures to December 31, 2015 have not yet been determined but, are based on an annual approximation of DKK 24,405,000 (approximately CDN $4,333,870), which is adjusted each year on the basis of the change to the Danish Consumer Price Index. This assumes that the licence area remains at its current size (4,841 square kilometres). For every square kilometre that the licence is reduced the required annual expenditure decreases by approximately DKK 5,041. The Company is obligated to reduce the licence area by at least 30% (1,452.3 square kilometres) by December 31, 2013.

Should the Company not incur the minimum exploration expenditures in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years.

After December 31, 2015, the Company may apply for an additional 5 years. Thereafter, the Company may apply for a license for up to 6 additional years, in 2 year license increments. The Company will be required to pay additional license fees and will be obligated to incur minimum exploration costs for such years.

The Maniitsoq project consists of two mineral exploration licences (2011/54 and 2012/28) covering a total of 4,983 square kilometers along the southwest coast of Greenland east and south of the village of Maniitsoq. Ports in this part of Greenland are open year-round. The project area contains numerous nickel + copper sulphide showings associated with norite and other mafic-ultramafic intrusions of Archean age. Given its vast size and abundance of nickel occurrences, the Maniitsoq area has seen remarkably little nickel-related exploration activity. The only drilling for nickel was done between 1965 and 1972 by a company called Kyrolitselskabet Øresund A/S (KØ). KØ drilled 119 shallow holes totalling about 6,300 meters that tested exposed sulphide mineralization and shallow electromagnetic (EM) anomalies directly associated with outcropping mafic-ultramafic intrusions. All but a few were drilled with portable Winkie drills and the average hole length was just 54 meters. Nevertheless numerous significant historic intersections were made, including 9.85 meters averaging 2.67% Ni and 0.60% Cu at Imiak Hill and 12.89 meters averaging 2.24% Ni and 0.63% Cu at the Fossilik showing.

During the period ended September 30, 2012, the Company incurred $2,121,190 (September 30, 2011 — $480,543) in exploration costs on the Maniitsoq licence 2011/54 and $511,062 (September 30, 2011 $Nil) on the licence 2012/28.

9. TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30,	December 31,
	2012	2011
Trade payables	$256,716	$99,343
Amounts due to related parties (Note 11)	1,033	$27,222
Accrued liabilities	12,519	25,249

	$270,267	$151,814

10. SHARE CAPITAL

a)	The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

b) Common shares issued and outstanding

Effective April 19, 2010, the Company consolidated its common share capital on a 1:2 basis, whereby each two old shares are equal to one new share and increased its authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value. All references to common shares, stock options, warrants and weighted average number of shares outstanding in these consolidated financial statements retroactively reflect the share consolidation.

Nine month period ended September 30, 2012:

The Company completed a non-brokered private placement of 20,000,000 units at a price of $0.17 per unit for proceeds of $3,400,000 with the Sentient Group. Each unit consists of one common share of the Company and one half of one common share purchase warrant, each full warrant entitles the purchaser to purchase an additional common share at a price of $0.21 per share for a period of twenty-four months following the closing of the offering.

The Company issued 500,000 common shares at a fair value of $90,000 and 75,000 common shares at a fair value of $14,250 for the acquisition of mineral properties (Note 8).

The Company issued 1,465,000 common shares for warrant exercises at $0.10 per share for proceeds of $146,500.

The Company issued 132,000 common shares for stock option exercises at $0.10 per share for proceeds of $13,200 a reversal of the fair value of the exercise of $7,100.

c)	Preferred shares issued and outstanding

At September 30, 2012, there are 604,724 (December 31, 2011 – 604,724) preferred shares outstanding. The rights and restrictions of the preferred shares are as follows:
i) dividends shall be paid at the discretion of the directors;

ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii) the shares are convertible at any time; and

iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.90.

10. SHARE CAPITAL (cont’d)

d)	Warrants

A continuity schedule of outstanding common share purchase warrants at September 30, 2012 is as follows:

	September 30, 2012		December 31, 2011
		Weighted Average		Weighted Average
	Number Outstanding	Exercise Price	Number Outstanding	Exercise Price
Outstanding, beginning of year	31,198,950	$0.44	10,000,000	$0.10
Granted	10,000,000	0.21	24,203,950	0.54
Exercised	(1,465,000)	0.10	(3,005,000)	0.10

Outstanding, end of period	39,733,950	$0.39	31,198,950	$0.44

At September 30, 2012, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date		Exercise Price	Weighted Average remaining contractual life (in years)
5,530,000	Dec-28-2012		0.10	0.24
11,243,950	Nov-24-2012	*	0.35	0.15
3,460,000	Aug-19-2016		1.00	3.89
4,750,000	Aug-19-2016		0.50	3.89
4,750,000	Aug-19-2016		0.70	3.89
10,000,000	May 22, 2014		0.21	1.64

39,733,950				1.34

* These warrants are subject to an acceleration clause whereby the warrant holders will be required to exercise their warrants within a period of 30 days if the Company’s common             shares close at or above $0.50 per share for 20 consecutive trading days, otherwise the warrants will, if not exercised, expire at the end of such 30 day period. To September 30, 2012, the Company’s common shares have not met the criteria for accelerated exercise.

10. SHARE CAPITAL – cont’d

e) Stock options

The Company has entered into a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

The changes in stock options during the period ended September 30, 2012 and the year ended December 31, 2011 are as follows:

	September 30, 2012		December 31, 2011
		Weighted Average		Weighted Average
	Number Outstanding	Exercise Price	Number Outstanding	Exercise Price
Outstanding, beginning of year	5,350,000	$0.15	3,300,000	$0.10
Granted	2,415,000	0.23	2,050,000	0.23
Exercised	(132,000)	(0.10)	—	—

Outstanding, end of period	7,633,000	$0.17	5,350,000	$0.15

The weighted average fair value at grant date of options granted during the period ended September 30, 2012 was $0.17 per option (December 31, 2011 $0.15)

Details of options outstanding as at September 30, 2012 are as follows:

				Weighted Average remaining
Options Outstanding	Options Exercisable	Expiry Date	Exercise Price	contractual life (in years)
2,828,000	2,828,000		August 27, 2015	$0.10	2.91
140,000	140,000		November 25, 2015	0.10	3.15
150,000	150,000		May 24, 2016	0.20	3.65
350,000	350,000		June 29, 2016	0.20	3.75
1,450,000	1,450,000		September 6, 2016	0.25	3.94
100,000	100,000		November 24, 2016	0.15	4.15
300,000	150,000		January 18, 2017	0.15	4.30
100,000	50,000	March 13, 2014	0.17		1.45
2,015,000	2,015,000	August 13, 2017	0.24		4.87
7,633,000	7,433,000				2.45

f) Stock-based Compensation

During the nine months ended September 30, 2012, the Company granted 300,000 incentive stock options to a consultant with the maximum term of 5 years and which vest within 12 months as follows 75,000 on April 18, 2012, 75,000 on July 18, 2012, 75,000 on October 18, 2012 and 75,000 on January 18, 2013. The Company also granted 100,000 incentive stock options to a consultant with the maximum term of 2 years and which vest within 12 months as follows 25,000 June 13, 2012, 25,000

September 13, 2012, 25,000 December 13, 2012 and 25,000 March 13, 2013, which have been forfeited by September 30, 2012. The Company also granted 2,015,000 incentive stock options to directors and employees with the maximum term of 5 years and at a price of $0.24 per unit. The Company calculates the fair value of all stock options using the Black-Scholes option pricing model. The granting of these options resulted in stock-based compensation expense of $445,881 and will continue to vest over the twelve month period.

11.	RELATED PARTY TRANSACTIONS
Related party balances
The following amounts due to related parties are included in trade payables and accrued liabilities:

	September 30,	December 31,
	2012	2011
Directors and companies controlled by directors of the Company	$1,033	$27,222

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

Key management personnel compensation

	Sept 30,	Sept 30,
	2012	2011
Geological consulting fees — expensed	$23,800	$21,517
Geological consulting fees — capitalized	41,000	19,983
Management fees — expensed	81,000	81,000
Stock-based compensation	261,312	150,000
	$407,112	$272,500

12.	CAPITAL MANAGEMENT

The Company manages its capital structure, which consists of share and working capital, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size and nature of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the period ended September 30, 2012. The Company is not exposed to externally imposed capital requirements.

13.	FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, harmonized and government taxes (“HST”) receivable, marketable securities, trade payables and due to related parties. The carrying value of these financial instruments approximates their fair value.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

• Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

• Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

• Level 3 – Inputs that are not based on observable market data.

Cash is measured based on Level 1 inputs of the fair value hierarchy.

The Company is engaged primarily in the mineral exploration field and manages related industry risk issues directly. The Company is potentially at risk for environmental reclamation and fluctuations in commodity based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. There is no certainty that all environmental risks and contingencies have been addressed.

The Company’s primary risk exposures are summarized below:

Credit risk
The Company’s credit risk is primarily attributable to its cash accounts. This risk is managed through the use of major banks which are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to credit risk is on its HST receivable. HST receivable include primarily goods and services tax due from the Federal Government of Canada. Management believes that the Company has no significant concentration of credit risk arising from operations

Liquidity risk
The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet third party liabilities when due. The Company has working capital of $3,240,154 at June 30, 2012. All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company is dependent on management’s ability to raise additional funds so that it can manage its financial obligations. The ability to raise funds in capital markets is impacted by general market and economic conditions and the commodity markets in which the Company conducts business.

13. FINANCIAL RISK MANAGEMENT (cont’d)

Market risk
(a) Interest rate risk
The Company has cash balances and no interest-bearing debt therefore, interest rate risk is minimal.

(b) Foreign currency risk
The Company is exposed to the financial risk related to fluctuations of foreign exchange rates. The Company operates in Canada and Greenland and a portion of exploration and evaluation assets are incurred in US dollars, Euros and Danish krones (“DKK”). The Company has not hedged its exposure to currency fluctuations, however foreign currency risk is considered low as the majority of transactions are settled and reported in Canadian dollars.

14.	NON-CASH TRANSACTIONS
The Company incurred non-cash financing and investing activities during the period ended September 30, 2012 as follows:

	September 30, 2012	March 31, 2011
Common shares issued for mineral properties (Note 8)	$104,250	$57,000

15.	COMMITMENTS
Effective May 1, 2010, the Company entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	management fees: $5,000 per month and $4,000 per month

ii)	consulting fees: $3,500 per month effective June 1, 2011 the rate changed to $6,000 per month.

Each of the agreements shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the party shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the party the amount of money due and owing to the party hereunder to the extent accrued to the employee to the effective date of termination.

16. SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in two geographic segments being Canada and Greenland (Note 8). The Company’s geographic segments are as follows:

	Canada	Greenland	Total
September 30, 2012
Other assets	$1,624,045	$—	$1,624,045
Property, plant and equipment	6,961	—	6,961
Exploration and evaluation assets	1,892,646	5,742,644	7,635,290
	$3,523,652	$5,742,644	$9,266,296

	Canada	Greenland	Total

December 31, 2011
Other assets	$1,363,324	$—	$1,363,324
Property, plant and equipment	9,949	—	9,949
Exploration and evaluation assets	1,644,063	3,092,367	4,736,430
	$3,017,336	$3,092,367	$6,109,703

17. SUBSEQUENT EVENTS

On November 7, 2012, the Company issued 50,000 common shares for the exercise of 50,000 warrants @ $0.10 for $5,000.

On November 22 & 27, 2012, the Company issued 270,000 common shares for the exercise of 270,000 warrants @ $0.10 for $27,000.

On November 24, 2012, the Company had 11,243,950 warrants at $0.35 expire unexercised. An amount of $36,592 will be transferred to deficit to reverse the fair value booked on 243,950 brokers warrants that are part of the expired warrants.